SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2014

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Exact name of registrant as specified in its charter)

c/o General Counsel’s Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE TORONTO-DOMINION BANK’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-197364) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant’s issuance of certain of its Senior Debt Securities (collectively, the “Notes”) following the date of this report on Form 6-K, pursuant to the registrant’s shelf registration statement on Form F-3 (File No. 333-197364), the registrant is filing the legal opinion set forth below.

EXHIBITS

Exhibit	Description of Exhibit

5.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the registrant, as to the validity of the debt securities and as to certain matters of Canadian taxation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

By:	/s/ Philip Moore

Name:	Philip Moore
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

Date:	August 1, 2014